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Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

By Hand


RECD S.E.C.
AUG - 5 2003
1086



03029036

DOC ID LB808280/1
OUR REF DE
YOUR REF
CLIENT MATTER NO 106327-0020

5 August 2003

Xstrata plc – SEC file no. 082-34660

SUPPL

Dear Sir or Madam:

Please find attached an announcement by Xstrata plc, SEC file no. 082-34660, that is being furnished to the SEC pursuant to Rule 12g3-2(b). Please contact the undersigned if you have any questions.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours faithfully,

David A. Ellis / LSF

David A. Ellis

dw 8/6

XSTRATA PLC

OFFERING OF US$600,000,000 3.95% GUARANTEED CONVERTIBLE BONDS DUE 2010

Zug, 4 August 2003

Xstrata plc ("Xstrata") announced on 4 August 2003 that it has launched an issue (the "Issue") of US$600,000,000 3.95% Guaranteed Convertible Bonds due 2010 (the "Bonds"), convertible into fully paid ordinary shares of Xstrata (the "Shares").

The Issue will incorporate a cashbox structure with the Bonds issued through Xstrata's wholly-owned subsidiary, Xstrata Capital Corporation A.V.V. (the "Issuer"). On exercise of the conversion right, the Bonds will be converted into preference shares (the "Preference Shares") of the Issuer and immediately exchanged for Shares. The Bonds are to be guaranteed by Xstrata.

The Bonds will be issued at par and will bear a coupon of 3.95% per annum. The conversion price will be £6.10 (US$9.807 at an exchange rate of £1=US$1.6077), representing a premium of 39.6% over the closing price of the Shares in London on 1 August 2003. If not converted or previously redeemed, the Bonds will be redeemed at par on 15 August 2010. The net proceeds of the Issue, estimated at US$588 million, will be used to repay part of the Group's existing borrowings under its Syndicated Loan Facility Agreement.

The Bonds will be offered and sold only in offshore transactions in accordance with Regulation S under the US Securities Act of 1933, as amended.

ends

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or to US persons. Neither the Bonds, the Preference Shares nor the Shares have been, or will be, registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered or sold within the United States or to US persons, absent registration under the US Securities Act of 1933, as amended, or an applicable exemption from registration requirements. No regulatory authority has passed upon or endorsed the merits of the offering of the Bonds, the Preference Shares or the Shares or any document in relation thereto. Any representation to the contrary is a criminal offence in the United States.

This announcement is issued pursuant to Rule 135c under the Securities Act of 1933.



Xstrata plc
SEC File No. 082-34660

XSTRATA PLC

OFFERING OF US$600,000,000 3.95% GUARANTEED CONVERTIBLE BONDS DUE 2010

Zug, 4 August 2003

Xstrata plc ("Xstrata") announced on 4 August 2003 that it has launched an issue (the "Issue") of US$600,000,000 3.95% Guaranteed Convertible Bonds due 2010 (the "Bonds"), convertible into fully paid ordinary shares of Xstrata (the "Shares").

The Issue will incorporate a cashbox structure with the Bonds issued through Xstrata's wholly-owned subsidiary, Xstrata Capital Corporation A.V.V. (the "Issuer"). On exercise of the conversion right, the Bonds will be converted into preference shares (the "Preference Shares") of the Issuer and immediately exchanged for Shares. The Bonds are to be guaranteed by Xstrata.

The Bonds will be issued at par and will bear a coupon of 3.95% per annum. The conversion price will be £6.10 (US$9.807 at an exchange rate of £1=US$1.6077), representing a premium of 39.6% over the closing price of the Shares in London on 1 August 2003. If not converted or previously redeemed, the Bonds will be redeemed at par on 15 August 2010. The net proceeds of the Issue, estimated at US$588 million, will be used to repay part of the Group's existing borrowings under its Syndicated Loan Facility Agreement.

The Bonds will be offered and sold only in offshore transactions in accordance with Regulation S under the US Securities Act of 1933, as amended.

ends

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or to US persons. Neither the Bonds, the Preference Shares nor the Shares have been, or will be, registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered or sold within the United States or to US persons, absent registration under the US Securities Act of 1933, as amended, or an applicable exemption from registration requirements. No regulatory authority has passed upon or endorsed the merits of the offering of the Bonds, the Preference Shares or the Shares or any document in relation thereto. Any representation to the contrary is a criminal offence in the United States.

This announcement is issued pursuant to Rule 135c under the Securities Act of 1933.



Xstrata plc
SEC File No. 082-34660

XSTRATA PLC

OFFERING OF US$600,000,000 3.95% GUARANTEED CONVERTIBLE BONDS DUE 2010

Zug, 4 August 2003

Xstrata plc ("Xstrata") announced on 4 August 2003 that it has launched an issue (the "Issue") of US$600,000,000 3.95% Guaranteed Convertible Bonds due 2010 (the "Bonds"), convertible into fully paid ordinary shares of Xstrata (the "Shares").

The Issue will incorporate a cashbox structure with the Bonds issued through Xstrata's wholly-owned subsidiary, Xstrata Capital Corporation A.V.V. (the "Issuer"). On exercise of the conversion right, the Bonds will be converted into preference shares (the "Preference Shares") of the Issuer and immediately exchanged for Shares. The Bonds are to be guaranteed by Xstrata.

The Bonds will be issued at par and will bear a coupon of 3.95% per annum. The conversion price will be £6.10 (US$9.807 at an exchange rate of £1=US$1.6077), representing a premium of 39.6% over the closing price of the Shares in London on 1 August 2003. If not converted or previously redeemed, the Bonds will be redeemed at par on 15 August 2010. The net proceeds of the Issue, estimated at US$588 million, will be used to repay part of the Group's existing borrowings under its Syndicated Loan Facility Agreement.

The Bonds will be offered and sold only in offshore transactions in accordance with Regulation S under the US Securities Act of 1933, as amended.

ends

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or to US persons. Neither the Bonds, the Preference Shares nor the Shares have been, or will be, registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered or sold within the United States or to US persons, absent registration under the US Securities Act of 1933, as amended, or an applicable exemption from registration requirements. No regulatory authority has passed upon or endorsed the merits of the offering of the Bonds, the Preference Shares or the Shares or any document in relation thereto. Any representation to the contrary is a criminal offence in the United States.

This announcement is issued pursuant to Rule 135c under the Securities Act of 1933.



Xstrata plc
SEC File No. 082-34660

XSTRATA PLC

OFFERING OF US$600,000,000 3.95% GUARANTEED CONVERTIBLE BONDS DUE 2010

Zug, 4 August 2003

Xstrata plc ("Xstrata") announced on 4 August 2003 that it has launched an issue (the "Issue") of US$600,000,000 3.95% Guaranteed Convertible Bonds due 2010 (the "Bonds"), convertible into fully paid ordinary shares of Xstrata (the "Shares").

The Issue will incorporate a cashbox structure with the Bonds issued through Xstrata's wholly-owned subsidiary, Xstrata Capital Corporation A.V.V. (the "Issuer"). On exercise of the conversion right, the Bonds will be converted into preference shares (the "Preference Shares") of the Issuer and immediately exchanged for Shares. The Bonds are to be guaranteed by Xstrata.

The Bonds will be issued at par and will bear a coupon of 3.95% per annum. The conversion price will be £6.10 (US$9.807 at an exchange rate of £1=US$1.6077), representing a premium of 39.6% over the closing price of the Shares in London on 1 August 2003. If not converted or previously redeemed, the Bonds will be redeemed at par on 15 August 2010. The net proceeds of the Issue, estimated at US$588 million, will be used to repay part of the Group's existing borrowings under its Syndicated Loan Facility Agreement.

The Bonds will be offered and sold only in offshore transactions in accordance with Regulation S under the US Securities Act of 1933, as amended.

ends

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or to US persons. Neither the Bonds, the Preference Shares nor the Shares have been, or will be, registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered or sold within the United States or to US persons, absent registration under the US Securities Act of 1933, as amended, or an applicable exemption from registration requirements. No regulatory authority has passed upon or endorsed the merits of the offering of the Bonds, the Preference Shares or the Shares or any document in relation thereto. Any representation to the contrary is a criminal offence in the United States.

This announcement is issued pursuant to Rule 135c under the Securities Act of 1933.



Xstrata plc
SEC File No. 082-34660

XSTRATA PLC

OFFERING OF US$600,000,000 3.95% GUARANTEED CONVERTIBLE BONDS DUE 2010

Zug, 4 August 2003

Xstrata plc ("Xstrata") announced on 4 August 2003 that it has launched an issue (the "Issue") of US$600,000,000 3.95% Guaranteed Convertible Bonds due 2010 (the "Bonds"), convertible into fully paid ordinary shares of Xstrata (the "Shares").

The Issue will incorporate a cashbox structure with the Bonds issued through Xstrata's wholly-owned subsidiary, Xstrata Capital Corporation A.V.V. (the "Issuer"). On exercise of the conversion right, the Bonds will be converted into preference shares (the "Preference Shares") of the Issuer and immediately exchanged for Shares. The Bonds are to be guaranteed by Xstrata.

The Bonds will be issued at par and will bear a coupon of 3.95% per annum. The conversion price will be £6.10 (US$9.807 at an exchange rate of £1=US$1.6077), representing a premium of 39.6% over the closing price of the Shares in London on 1 August 2003. If not converted or previously redeemed, the Bonds will be redeemed at par on 15 August 2010. The net proceeds of the Issue, estimated at US$588 million, will be used to repay part of the Group's existing borrowings under its Syndicated Loan Facility Agreement.

The Bonds will be offered and sold only in offshore transactions in accordance with Regulation S under the US Securities Act of 1933, as amended.

ends

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or to US persons. Neither the Bonds, the Preference Shares nor the Shares have been, or will be, registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered or sold within the United States or to US persons, absent registration under the US Securities Act of 1933, as amended, or an applicable exemption from registration requirements. No regulatory authority has passed upon or endorsed the merits of the offering of the Bonds, the Preference Shares or the Shares or any document in relation thereto. Any representation to the contrary is a criminal offence in the United States.

This announcement is issued pursuant to Rule 135c under the Securities Act of 1933.



Xstrata plc
SEC File No. 082-34660

XSTRATA PLC

OFFERING OF US$600,000,000 3.95% GUARANTEED CONVERTIBLE BONDS DUE 2010

Zug, 4 August 2003

Xstrata plc ("Xstrata") announced on 4 August 2003 that it has launched an issue (the "Issue") of US$600,000,000 3.95% Guaranteed Convertible Bonds due 2010 (the "Bonds"), convertible into fully paid ordinary shares of Xstrata (the "Shares").

The Issue will incorporate a cashbox structure with the Bonds issued through Xstrata's wholly-owned subsidiary, Xstrata Capital Corporation A.V.V. (the "Issuer"). On exercise of the conversion right, the Bonds will be converted into preference shares (the "Preference Shares") of the Issuer and immediately exchanged for Shares. The Bonds are to be guaranteed by Xstrata.

The Bonds will be issued at par and will bear a coupon of 3.95% per annum. The conversion price will be £6.10 (US$9.807 at an exchange rate of £1=US$1.6077), representing a premium of 39.6% over the closing price of the Shares in London on 1 August 2003. If not converted or previously redeemed, the Bonds will be redeemed at par on 15 August 2010. The net proceeds of the Issue, estimated at US$588 million, will be used to repay part of the Group's existing borrowings under its Syndicated Loan Facility Agreement.

The Bonds will be offered and sold only in offshore transactions in accordance with Regulation S under the US Securities Act of 1933, as amended.

ends

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or to US persons. Neither the Bonds, the Preference Shares nor the Shares have been, or will be, registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered or sold within the United States or to US persons, absent registration under the US Securities Act of 1933, as amended, or an applicable exemption from registration requirements. No regulatory authority has passed upon or endorsed the merits of the offering of the Bonds, the Preference Shares or the Shares or any document in relation thereto. Any representation to the contrary is a criminal offence in the United States.

This announcement is issued pursuant to Rule 135c under the Securities Act of 1933.